UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM SD
SPECIALIZED DISCLOSURE REPORT

Mellanox Technologies, Ltd.
(Exact name of Registrant as Specified in its Charter)

Israel	001-33299	98-0233400
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

Beit Mellanox
Yokneam, Israel 2069200
(Address of Principal Executive Offices, including Zip Code)
Jacob Shulman, 408-970-3400
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2016.

MELLANOX TECHNOLOGIES, LTD.

Section 1 - Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report
A copy of Mellanox Technologies, Ltd.’s Conflict Minerals Report is filed as Exhibit 1.01 hereto and is publicly available at http://ir.mellanox.com/sec.cfm.

Item 1.02 Exhibit
Reference is made to Section 2, Item 2.01 of this Report.

Section 2 — Exhibits

Item 2.01 Exhibits
Exhibit 1.01 — Conflict Minerals Report as required by Items 1.01 and 1.02 of Form SD.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Date: May 25, 2017	MELLANOX TECHNOLOGIES, LTD.

	By:	/s/ Jacob Shulman
	Name:	Jacob Shulman
	Title:	Chief Financial Officer

EXHIBIT 1.01

Conflict Minerals Report of Mellanox Technologies, Ltd.
For the Year Ended December 31, 2016
Pursuant to Rule 13p-1 under the Securities Exchange Act of 1934

This report for the year ended December 31, 2016 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to Conflict Minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the “Dodd-Frank Act”). The Rule imposes certain reporting obligations on SEC registrants whose manufactured products contain Conflict Minerals which are necessary to the functionality or production of their products. “Conflict Minerals” are defined as cassiterite, columbite-tantalite (coltan), gold, wolframite, and their derivatives, which are limited to tin, tantalum, tungsten, and gold (“3TG”). These requirements apply to registrants whatever the geographic origin of the Conflict Minerals and whether or not they fund armed conflict.

Consistent with the Rule and the SEC’s April 29, 2014 statement relating to the Rule, this Report has not been subject to an independent private sector audit.

1.              Company Overview

This report has been prepared by management of Mellanox Technologies, Ltd. When used in this report, “Mellanox,” the “Company,” “we,” “our” or “us” refers to Mellanox Technologies, Ltd. and its consolidated subsidiaries unless the context requires otherwise. Our business headquarters are in Sunnyvale, California, and our engineering and manufacturing headquarters are in Yokneam, Israel.

Mellanox is a fabless semiconductor company that designs, manufactures and sells high-performance interconnect products and solutions primarily based on the InfiniBand and Ethernet standards. Its products facilitate efficient data transmission between servers, storage systems, communications infrastructure equipment and other embedded systems. It operates its business globally and offers products to customers at various levels of integration such as Hardware Original Equipment Manufacturers, Software Partners and Selected Channel Partners.

2.              Products Overview

The Company’s products, all of which may contain Conflict Minerals, include integrated circuits (“ICs”), adapter cards, switch systems, cables, modules and accessories as an integral part of a total end-to-end networking solution focused on computing, storage and communication applications used in multiple markets, including high-performance computing, Web 2.0, storage, financial services, enterprise data center and cloud computing.

3.              Supply Chain Overview

While the Company designs and markets its products and conducts test development in-house, it does not manufacture, assemble, package and production test its products, and it relies on third-party subcontractors to perform these services. Materials used in manufacturing at these subcontractors may be purchased directly by the subcontractor or the Company.

The products that the Company manufactures are highly complex, typically containing thousands of parts from many direct suppliers. The Company has relationships with a large global network of suppliers and there are generally multiple tiers between the 3TG mines and the Company’s direct suppliers. Therefore, the Company must rely on its direct suppliers to work with their upstream suppliers in order to provide the Company with accurate information about the origin of 3TG in the components it purchases as stated in their current Conflict Minerals Reporting Template (“CMRT”).

4.              Reasonable Country of Origin Inquiry (RCOI) and RCOI Conclusion

The Company conducted an analysis of its products and found that the use of Conflict Minerals is necessary to the functionality or production of the products manufactured and contracted to manufacture by the Company. Accordingly, the Company conducted a Reasonable Country of Origin Inquiry (“RCOI”) to determine whether any of the necessary Conflict Minerals originated in the Democratic Republic of the Congo or an adjoining country (collectively, the “Covered Countries”).

Description of the RCOI procedure

The list of the Company’s suppliers extracted from the Company’s purchasing and engineering system (Agile) was reviewed by our Component Engineering team, who are responsible for new suppliers and component introduction into our supply chain, to identify those suppliers who potentially used any of the 3TG minerals in the production of Mellanox parts. A total of 289 In-Scope suppliers for the year ended December 31, 2016 were identified as potentially using 3TG minerals (the “In-Scope Suppliers”).

The In-Scope Suppliers were approached by our conflicts minerals team (the “CM Team”) and Greensoft Technology, Inc. (“Greensoft”), our contracted vendor for CMRT collection and validation, asking for their cooperation with the Company’s RCOI and soliciting information from these suppliers using the CMRT, an industry-standard template for Conflict Minerals reporting designed by the Conflict Free Source Initiative (“CFSI”). In response, the Company received responses from 287 In-Scope Suppliers, representing (99%) of all the In-Scope Suppliers.

The Company reviewed these responses with Greensoft and followed up with respondents on responses that appeared inconsistent, incomplete or inaccurate, and it sent reminders to suppliers who did not respond to its requests for information. In addition, the Company joined CFSI as a member and used their website and tools to validate/concur smelters and obtain information on suppliers and smelters as the Company is a downstream company which is many tiers removed from the smelters (being 4th, 6th or more tiers away).

Based on the replies received, the Company was able to verify some of the minerals originated in the Covered Countries. The Company therefore conducted the due diligence activities described in this Conflict Minerals Report.

5.              Due Diligence

I.                 Due diligence framework

In accordance with the Rule, the Company undertook certain due diligence activities regarding the Conflict Minerals that are necessary to the functionality or production of the Company’s products. The Company designed these due diligence measures to be in conformity, in all material respects, with the internationally recognized due diligence framework as set forth in the Organization for Economic Cooperation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD, 2016 3rd Edition) and related supplements for 3TG.

II.             Due diligence measures undertaken

The Company engaged those suppliers who provide a significant portion of its components and whose products it believes are likely to contain Conflict Minerals. The Company employed several methods to assess whether the necessary Conflict Minerals in its products originated from the Covered Countries, including:

a.              Establish Company management systems.

•
Maintained the Company’s Conflict Minerals Policy, available on our website at http://www.mellanox.com/page/quality, along with other policies of the Company (such as the Company’s Code of Ethics Policy, Anti-Corruption Policy and Environmental and Regulatory Compliance Policy) which define the Company’s expectations of its employees and suppliers. The reference to these policies and other websites in this Conflict Minerals Report does not constitute incorporation by reference of the information contained at or available through such websites.

•	Created an internal Conflict Minerals Process document which describes the procedure of the due diligence and the roles and responsibilities required to comply with the Conflict Minerals rules.

•
Implemented a Conflict Minerals compliance management system, which included a CM Team formed from members of the Company’s Purchasing, Components Engineering, Operations and legal departments. The CM Team is led by the Company’s Manager of Compliance & Regulations.

•
Established a system of controls and transparency over the mineral supply chain by updating the new suppliers approval process performed in our Agile system. New suppliers are required to submit a complete CMRT that is reviewed by the CM Project Manager prior to becoming a supplier to the Company.

•	Incorporated Conflict Minerals compliance clause in purchasing agreements and contracts to re-enforce the importance of compliance with applicable Conflict Mineral laws to the Company’s suppliers.

•
The Company has adopted the CFSI reporting template, CMRT, as the exclusive tool permitted to receive and convey suppliers/smelters information and is using a third party system with Greensoft to collect, review and validate CMRTs information.

•
Communicated the Company’s due diligence efforts to its customers and suppliers through an annual communication by Greensoft to each supplier. Information regarding the Company’s due diligence efforts is provided to customers upon request.

•	The Company communicated to its relevant employees the Company’s Conflict Minerals Policy and the importance of maintaining a conflict free supply chain.

•	Provided contact details in our Conflict Minerals Policy, which serve as a mechanism through which we may receive grievances.

•	Documentation of conflict minerals compliance process was retained according to the OECD Guidelines, records are retained for 5 years.

b.              Identify and assess risks in the supply chain.

•	Supply chain surveys with direct (Tier 1) suppliers and/or manufacturers using CMRT to identify the smelters who contribute refined Conflict Minerals to its products.

•
Comparison of the smelters identified by direct suppliers via the supply chain survey against the list of smelter facilities which have received a “conflict free” compliance designation (such as CFSP/RJC/LBMA/DMCC) and noting smelters that have not received a conflict-free designation based on the CFSI / CFSP or other independent third party validation program.

•
The monthly status report by Greensoft provides the Company with visibility of each supplier, smelter and the associated part numbers, if in compliance, their origin if known, and whether located in Covered Countries. This report generated by Greensoft is based on CMRTs and validation inputs.

•
The Company flags uncooperative or non-responsive suppliers and smelters as well as smelters in Covered Countries without CFSI approval. The Company accordingly segmented suppliers into high, medium and low levels of risk, allowing the Company to focus its validation efforts according to the supplier level of risk.

•	Managing communications with suppliers and the validation of supplier survey responses based on level of risk.

c.               Design and implement a strategy to respond to identified risks.

With the assistance of Greensoft, the Company implemented its risk management plan as part of the supplier survey process. The process included the below.

•	Suppliers whose responses were identified as incomplete, inconsistent or inaccurate were approached by a CM Team member or Greensoft to request the suppliers to provide the required information.

•
The CM Team worked with Greensoft to collect, validate, review and correct information on all CMRTs received by the Company. As the Company strives to be a conflict free company, the Company strongly encourages its suppliers to join the CFSI and to be “compliant” or at least “active”. Any supplier not “compliant” with the CFSI program will be considered as a risky supplier and may be removed from the Company’s supply chain;

•
Risky suppliers are reviewed by the CM Team and an action plan is developed based on the supplier’s relationship, spend, & product type. Non-cooperative suppliers are designated as not qualified for new products design.

•	CFO and other top management members are updated monthly on CM status and progress.

d.              Carry out independent third-party audit of smelters/refiners due diligence practices.

The Company is a downstream consumer of necessary Conflict Minerals and is many steps removed from smelters and refiners who provide minerals and ores. Therefore, the Company’s direct or upstream suppliers are in a better position to identify smelters and refiners within the supply chain. As a result, the Company’s due diligence efforts rely on cross-industry initiatives to validate smelters. The Company is a member of the CFSI, an industry initiative that audits smelters’ and refiners’ due diligence activities, and supports CFSI initiatives, participates in CFSI webinars and uses their publications and tools.

e.               Report annually on supply chain due diligence.

The Company reports its supply chain due diligence policies and practices on its website regarding additional information on mineral supply chain due diligence. In addition to filing this Conflict Minerals Report with the Securities and Exchange Commission, the Company has provided this Conflict Minerals Report describing the Company’s due diligence efforts on its website at http://ir.mellanox.com/sec.cfm.

6.              Results of Assessment

As of 2015, the Company required its suppliers to use only smelters that are designated as “compliant” or “active” by CFSI in their supply chain.

Despite some of the Company’s suppliers indicating that such suppliers source from the Covered Countries, these suppliers indicated that they were unable to accurately report which specific facilities or countries were part of the supply chain of the components that were sold to the Company in 2016.

Due to this lack of information, the Company is unable to determine or describe with certainty the facilities used to process the necessary Conflict Minerals or their country of origin. However, we have received certain information from our suppliers regarding the facilities that they believe have processed the Conflict Minerals in our covered products and the country of origin of those Conflict Minerals. In addition, as the information comes from direct and secondary suppliers and independent third party audit programs, the Company cannot provide absolute assurance regarding the source and chain of custody of the Conflict Minerals.

A.	Manufacturers/Suppliers Summary & CMRT collection

Smelters Analysis	Total No	Percentage
Number of Smelters - Total	372	100%
Certification
Number of Certified Smelters - CFSP/RJC/LBMA/DMCC	246	66.1%
Number of Active Smelters - CFSP/RJC/LBMA/DMCC	16	4.3%
Number of Non-Certified Smelters - CFSP/RJC/LBMA/DMCC	110	30%

B.	CMRTs breakdown:

	Amount	Percentage
Declaration Scopes of Delivered Consolidated MFRs	265	100%
Company Level	191	72%
User Defined	29	11%
Product List/Product	45	17%

C.	Covered Countries

Amount
Covered Countries Alert

Number of Smelters - Located in Covered Countries or Mined from Covered Countries	2
Number of Certified Smelters - CFSP/RJC/LBMA/DMCC	0
Number of Active Smelters - CFSP/RJC/LBMA/DMCC	0

As reported by the Company’s suppliers in their CMRTs, the tables in APPENDIX 1 report the smelters facilities identified to be used to process Conflict Minerals that are necessary to the functionality or production of the Company’s covered products. Most of the smelters listed in APPENDIX 1 are listed on the CFSI lists of smelters who are deemed to be conflict free.

As part of the Company’s due diligence process, for those suppliers whose products were not deemed to be conflict free, the Company performed additional steps in an effort to determine the mine or location of origin which included the follow-up procedures and a CMRT and the Company is continuing its efforts to obtain CMRTs from the remaining suppliers.

7.              Continuous improvement efforts to mitigate risk

The Company intends to continue to undertake the following next steps to improve the due diligence process and mitigate the risk of it utilizing Conflict Minerals.

•	Continue to conduct and report annually on supply chain due diligence for the applicable Conflict Minerals.

•	Accept into the Company’s supply chain only those suppliers found to be in Compliant/Active status by CFSI or those suppliers deemed as being conflict free by a compliance program.

•	Design and implement training programs for higher-risk suppliers to increase supplier response rates.

•
Work with industry groups, such as CFSI, Ministry of Economy & Industry, Israel Chamber of Commerce, and ILTAM (ILTAM - The Israeli Users’ Association of Advanced Technologies in Hi-Tec), to increase awareness in the Company’s supplier networks of the Conflict Mineral data requirements and best practices.

•	Share benchmarking information with the Company’s supplier networks to stimulate improved performance.

•	Request higher-risk suppliers to offer smelters to participate in obtaining a conflict free designation from an industry program such as CFSI Conflict-Free Smelter Program.

•	Monitor changes in smelters status on CFSI lists to keep our supply chain conflict free.

•	Validate our supplier’s responses using information collected via independent conflict free smelter validation programs such as CFSI’s Conflict-Free Smelter Program.

8. Additional Risk Factors

The statements above are based on the RCOI process and due diligence performed in good faith by the Company. These statements are based on the infrastructure and information available at the time the RCOI process and due diligence process were performed. A number of factors could introduce errors or otherwise affect our analysis and the disclosure provided herein.

These factors include, but are not limited to, gaps in product or product content information, gaps in supplier data, gaps in smelter data, errors or omissions by us or our suppliers, errors or omissions by smelters, gaps in supplier education and knowledge, lack of timeliness of data, public information not discovered during a reasonable search, errors in public data, language barriers and translation, supplier and smelter unfamiliarity with the protocol, oversights or errors in conflict free smelter audits, materials sourced from the Covered Countries being declared secondary materials, certification programs that are not equally advanced for all industry segments and metals, and smuggling of Conflict Minerals to countries outside of the Covered Countries.

9.  Forward Looking Statements

This report contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to expectations concerning matters that are not historical facts. Words such as “estimates,” “projects,” “believes,” “anticipates,”

“plans,” “expects,” “intends,” “may,” “will,” “could,” “should,” “would,” “targeted” and similar words and expressions are intended to identify forward-looking statements. These include statements based on current expectations, estimates, forecasts and projections about the economies and markets in which we operate and our beliefs and assumptions regarding these economies and markets, as well as our actions with respect to compliance with the Rule. These forward-looking statements should be considered in light of various important factors, including the following: changes to regulations and requirements for assessing and reporting Conflict Minerals; litigation related to regulations and requirements for Conflict Minerals; and adverse publicity regarding the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on current expectation and are subject to risks, uncertainties, and assumptions that are difficult to predict, including those risk factors under the heading “Risk Factors” in our report on Form 10-Q for the quarter ended March 31, 2017, as updated from time to time by our other filings with the Securities and Exchange Commission. Our actual results may differ materially and adversely from those expressed in any forward-looking statements. We undertake no obligation to publicly update or release any revisions to these forward-looking statements, except as required by law.

APPENDIX 1

A.	List of mines locations (where disclosed):

Australia
Brazil
Chile
China
Czech Republic
France
Germany
India
Indonesia
Italy
Japan
Kazakhstan
Korea, Republic of
Malaysia
Mexico
Netherlands
New Zealand
Norway
Poland
Russian Federation
Rwanda
Sudan
Switzerland
Turkey
United Arab Emirates
United Kingdom
United States
Viet Nam
Zambia
Zimbabwe

B. List of smelters & Locations.

Metal	Smelter Identification	Smelter Reference List (*)	Smelter Name (*)	Smelter Country (*)	Source of Smelter Identification Number	Smelter City	Smelter Facility Location: State / Province
Tin	CID001482	PT Timah (Persero) Tbk Mentok	PT Timah (Persero) Tbk Mentok	INDONESIA	CFSI	Mentok	Bangka
Tin	CID001428	PT Bukit Timah	PT Bukit Timah	INDONESIA	CFSI	Pangkal Pinang	Bangka
Tin	CID001460	PT Refined Bangka Tin	PT Refined Bangka Tin	INDONESIA	CFSI	Sungailiat	Bangka
Tin	CID001898	Thailand Smelting & Refining Co Ltd	Thaisarco	THAILAND	CFSI	Amphur Muang	Phuket
Tantalum	CID000211	Changsha South Tantalum Niobium Co., Ltd.	Changsha South Tantalum Niobium Co., Ltd.	CHINA	CFSI	Changsha	Hunan
Tantalum	CID000291	Conghua Tantalum and Niobium Smeltry	Conghua Tantalum and Niobium Smeltry	CHINA	CFSI	Conghua	Guangdong
Tantalum	CID000410	Duoluoshan	Duoluoshan	CHINA	CFSI	Sihui City	Guangdong
Tantalum	CID000456	Exotech Inc.	Exotech Inc.	UNITED STATES	CFSI	Pompano Beach	Florida
Tantalum	CID000460	F&X Electro-Materials Ltd.	F&X Electro-Materials Ltd.	CHINA	CFSI	Jiangmen	Guangdong
Tantalum	CID000616	Guangdong Zhiyuan New Material Co., Ltd.	Guangdong Zhiyuan New Material Co., Ltd.	CHINA	CFSI	Yingde	Guangdong
Tantalum	CID000731	Hi-Temp Specialty Metals, Inc.	Hi-Temp Specialty Metals, Inc.	UNITED STATES	CFSI	Yaphank	New York
Tantalum	CID000914	JiuJiang JinXin Nonferrous Metals Co., Ltd.	JiuJiang JinXin Nonferrous Metals Co., Ltd.	CHINA	CFSI	Jiujiang	Jiangxi
Tantalum	CID000917	Jiujiang Tanbre Co., Ltd.	Jiujiang Tanbre Co., Ltd.	CHINA	CFSI	Jiujiang	Jiangxi
Tantalum	CID001076	LSM Brasil S.A.	LSM Brasil S.A.	BRAZIL	CFSI	São João del Rei	Minas Gerais
Tantalum	CID001175	Mineração Taboca S.A.	Mineração Taboca S.A.	BRAZIL	CFSI	Presidente Figueiredo	Amazonas
Tantalum	CID001192	Mitsui Mining & Smelting	Mitsui Mining & Smelting	JAPAN	CFSI	Omuta	Fukuoka
Tantalum	CID001200	Molycorp Silmet A.S.	Molycorp Silmet A.S.	ESTONIA	CFSI	Sillamäe	Ida-Virumaa

Tantalum	CID001277	Ningxia Orient Tantalum Industry Co., Ltd.	Ningxia Orient Tantalum Industry Co., Ltd.	CHINA	CFSI	Shizuishan City	Ningxia
Tantalum	CID001522	RFH Tantalum Smeltry Co., Ltd.	RFH Tantalum Smeltry Co., Ltd.	CHINA	CFSI	Zhuzhou	Hunan
Tantalum	CID001769	Solikamsk Magnesium Works OAO	Solikamsk Magnesium Works OAO	RUSSIAN FEDERATION	CFSI	Solikamsk	Perm Krai
Tantalum	CID001869	Taki Chemicals	Taki Chemicals	JAPAN	CFSI	Harima	Hyogo
Tantalum	CID001891	Telex Metals	Telex Metals	UNITED STATES	CFSI	Croydon	Pennsylvania
Tantalum	CID001969	Ulba Metallurgical Plant JSC	Ulba Metallurgical Plant JSC	KAZAKHSTAN	CFSI	Ust-Kamenogorsk	East Kazakhstan
Tantalum	CID002232	Zhuzhou Cemented Carbide	Zhuzhou Cemented Carbide	CHINA	CFSI	Zhuzhou	Hunan
Tantalum	CID002492	Hengyang King Xing Lifeng New Materials Co., Ltd.	Hengyang King Xing Lifeng New Materials Co., Ltd.	CHINA	CFSI	Hengyang	Hunan
Tantalum	CID002540	Plansee SE Liezen	Plansee SE Liezen	AUSTRIA	CFSI	Liezen	Styria
Tantalum	CID002544	H.C. Starck Co., Ltd.	H.C. Starck Co., Ltd.	THAILAND	CFSI	Map Ta Phut	Rayong
Tantalum	CID002545	H.C. Starck GmbH Goslar	H.C. Starck GmbH Goslar	GERMANY	CFSI	Goslar	Lower Saxony
Tantalum	CID002546	H.C. Starck GmbH Laufenburg	H.C. Starck GmbH Laufenburg	GERMANY	CFSI	Laufenburg	Baden-Württemberg
Tantalum	CID002547	H.C. Starck Hermsdorf GmbH	H.C. Starck Hermsdorf GmbH	GERMANY	CFSI	Hermsdorf	Thuringia
Tantalum	CID002548	H.C. Starck Inc.	H.C. Starck Inc.	UNITED STATES	CFSI	Newton	Massachusetts
Tantalum	CID002549	H.C. Starck Ltd.	H.C. Starck Ltd.	JAPAN	CFSI	Mito	Ibaraki
Tantalum	CID002550	H.C. Starck Smelting GmbH & Co.KG	H.C. Starck Smelting GmbH & Co.KG	GERMANY	CFSI	Laufenburg	Baden-Württemberg
Tantalum	CID002556	Plansee SE Reutte	Plansee SE Reutte	AUSTRIA	CFSI	Reutte	Tyrol
Tantalum	CID002557	Global Advanced Metals Boyertown	Global Advanced Metals Boyertown	UNITED STATES	CFSI	Boyertown	Pennsylvania
Tantalum	CID002558	Global Advanced Metals Aizu	Global Advanced Metals Aizu	JAPAN	CFSI	Aizuwakamatsu	Fukushima
Tin	CID000292	Alpha	Alpha	UNITED STATES	CFSI	Altoona	Pennsylvania

Tin	CID000295	Cooperativa Metalurgica de Rondônia Ltda.	Cooperativa Metalurgica de Rondônia Ltda.	BRAZIL	CFSI	Ariquemes	Rondonia
Tin	CID000309	PT Aries Kencana Sejahtera	PT Aries Kencana Sejahtera	INDONESIA	CFSI	Kabupaten	Bangka
Tin	CID000315	CV United Smelting	CV United Smelting	INDONESIA	CFSI	Pangkal Pinang	Bangka
Tin	CID000438	EM Vinto	EM Vinto	BOLIVIA	CFSI	Oruro	Cercado
Tin	CID000468	Fenix Metals	Fenix Metals	POLAND	CFSI	Chmielów	Subcarpathian Voivodeship
Tin	CID000538	Gejiu Non-Ferrous Metal Processing Co., Ltd.	Gejiu Non-Ferrous Metal Processing Co., Ltd.	CHINA	CFSI	Geiju	Yunnan
Tin	CID001070	China Tin Group Co., Ltd.	China Tin Group Co., Ltd.	CHINA	CFSI	Laibin	Guangxi
Tin	CID001105	Malaysia Smelting Corporation (MSC)	Malaysia Smelting Corporation (MSC)	MALAYSIA	CFSI	Butterworth	Penang
Tin	CID001173	Mineração Taboca S.A.	Mineração Taboca S.A.	BRAZIL	CFSI	Bairro Guarapiranga	São Paulo
Tin	CID001182	Minsur	Minsur	PERU	CFSI	Paracas	Ica
Tin	CID001191	Mitsubishi Materials Corporation	Mitsubishi Materials Corporation	JAPAN	CFSI	Asago	Hyogo
Tin	CID001314	O.M. Manufacturing (Thailand) Co., Ltd.	O.M. Manufacturing (Thailand) Co., Ltd.	THAILAND	CFSI	Sriracha	Chonburi
Tin	CID001337	Operaciones Metalurgical S.A.	Operaciones Metalurgical S.A.	BOLIVIA	CFSI	Oruro	Cercado
Tin	CID001399	PT Artha Cipta Langgeng	PT Artha Cipta Langgeng	INDONESIA	CFSI	Sungailiat	Bangka
Tin	CID001402	PT Babel Inti Perkasa	PT Babel Inti Perkasa	INDONESIA	CFSI	Lintang	Bangka
Tin	CID001419	PT Bangka Tin Industry	PT Bangka Tin Industry	INDONESIA	CFSI	Sungailiat	Bangka
Tin	CID001421	PT Belitung Industri Sejahtera	PT Belitung Industri Sejahtera	INDONESIA	CFSI	Kepulauan	Bangka
Tin	CID001434	PT Bukit Timah	PT Bukit Timah	INDONESIA	CFSI	Pangkal Pinang	Bangka
Tin	CID001438	PT DS Jaya Abadi	PT DS Jaya Abadi	INDONESIA	CFSI	Pangkal Pinang	Bangka
Tin	CID001453	PT Eunindo Usaha Mandiri	PT Eunindo Usaha Mandiri	INDONESIA	CFSI	Karimun	Kepulauan Riau
Tin	CID001457	PT Mitra Stania Prima	PT Mitra Stania Prima	INDONESIA	CFSI	Sungailiat	Bangka

Tin	CID001458	PT Panca Mega Persada	PT Panca Mega Persada	INDONESIA	CFSI	Sungailiat	Bangka
Tin	CID001463	PT Prima Timah Utama	PT Prima Timah Utama	INDONESIA	CFSI	Kepulauan	Bangka
Tin	CID001468	PT Refined Bangka Tin	PT Refined Bangka Tin	INDONESIA	CFSI	Sungailiat	Bangka
Tin	CID001477	PT Sariwiguna Binasentosa	PT Sariwiguna Binasentosa	INDONESIA	CFSI	Pangkal Pinang	Bangka
Tin	CID001490	PT Stanindo Inti Perkasa	PT Stanindo Inti Perkasa	INDONESIA	CFSI	Pangkal Pinang	Bangka
Tin	CID001539	PT Timah (Persero) Tbk Kundur	PT Timah (Persero) Tbk Kundur	INDONESIA	CFSI	Kundur	Riau Islands
Tin	CID001758	PT Timah (Persero) Tbk Mentok	PT Timah (Persero) Tbk Mentok	INDONESIA	CFSI	Mentok	Bangka
Tin	CID002036	PT Tinindo Inter Nusa	PT Tinindo Inter Nusa	INDONESIA	CFSI	Pangkal Pinang	Bangka
Tin	CID002158	Rui Da Hung	Rui Da Hung	TAIWAN	CFSI	Longtan Shiang Taoyuang	Taiwan
Tin	CID002180	Soft Metais Ltda.	Soft Metais Ltda.	BRAZIL	CFSI	Bebedouro	São Paulo
Tin	CID002468	Thaisarco	Thaisarco	THAILAND	CFSI	Amphur Muang	Phuket
Tin	CID002517	White Solder Metalurgia e Mineração Ltda.	White Solder Metalurgia e Mineração Ltda.	BRAZIL	CFSI	Ariquemes	Rondonia
Tin	CID002773	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	CHINA	CFSI	Geiju	Yunnan
Tin	CID002774	Yunnan Tin Group (Holding) Company Limited	Yunnan Tin Group (Holding) Company Limited	CHINA	CFSI	Geiju	Yunnan
Tin	CID000019	Magnu's Minerais Metais e Ligas Ltda.	Magnu's Minerais Metais e Ligas Ltda.	BRAZIL	CFSI	São João del Rei	Minas Gerais
Tin	CID000035	O.M. Manufacturing Philippines, Inc.	O.M. Manufacturing Philippines, Inc.	PHILIPPINES	CFSI	Cavite Economic Zone	Rosario Cavite
Tin	CID000058	Metallo-Chimique N.V.	Metallo-Chimique N.V.	BELGIUM	CFSI	Beerse	Antwerp
Tin	CID000077	Elmet S.L.U. (Metallo Group)	Elmet S.L.U. (Metallo Group)	SPAIN	CFSI	Berango	Vizcaya
Gold	CID000082	Aida Chemical Industries Co., Ltd.	Aida Chemical Industries Co., Ltd.	JAPAN	CFSI	Fuchu	Tokyo

Gold	CID000090	Allgemeine Gold-und Silberscheideanstalt A.G.	Allgemeine Gold-und Silberscheideanstalt A.G.	GERMANY	CFSI	Pforzheim	Baden-Württemberg
Gold	CID000103	AngloGold Ashanti Córrego do Sítio Mineração	AngloGold Ashanti Córrego do Sítio Mineração	BRAZIL	CFSI	Nova Lima	Minas Gerais
Gold	CID000113	Argor-Heraeus SA	Argor-Heraeus SA	SWITZERLAND	CFSI	Mendrisio	Ticino
Gold	CID000157	Asahi Pretec Corporation	Asahi Pretec Corporation	JAPAN	CFSI	Kobe	Hyogo
Gold	CID000176	Asaka Riken Co., Ltd.	Asaka Riken Co., Ltd.	JAPAN	CFSI	Tamura	Fukushima
Gold	CID000185	Atasay Kuyumculuk Sanayi Ve Ticaret A.S.	Atasay Kuyumculuk Sanayi Ve Ticaret A.S.	TURKEY	CFSI	Istanbul	Istanbul Province
Gold	CID000189	Aurubis AG	Aurubis AG	GERMANY	CFSI	Hamburg	Hamburg State
Gold	CID000233	Boliden AB	Boliden AB	SWEDEN	CFSI	Skelleftehamn	Västerbotten
Gold	CID000401	C. Hafner GmbH + Co. KG	C. Hafner GmbH + Co. KG	GERMANY	CFSI	Pforzheim	Baden-Württemberg
Gold	CID000425	CCR Refinery - Glencore Canada Corporation	CCR Refinery – Glencore Canada Corporation	CANADA	CFSI	Montréal	Quebec
Gold	CID000694	Cendres + Métaux SA	Cendres + Métaux SA	SWITZERLAND	CFSI	Biel-Bienne	Bern
Gold	CID000707	Chimet S.p.A.	Chimet S.p.A.	ITALY	CFSI	Arezzo	Tuscany
Gold	CID000711	Dowa	Dowa	JAPAN	CFSI	Kosaka	Akita
Gold	CID000807	Eco-System Recycling Co., Ltd.	Eco-System Recycling Co., Ltd.	JAPAN	CFSI	Honjo	Saitama
Gold	CID000814	Heimerle + Meule GmbH	Heimerle + Meule GmbH	GERMANY	CFSI	Pforzheim	Baden-Württemberg
Gold	CID000823	Heraeus Ltd. Hong Kong	Heraeus Ltd. Hong Kong	CHINA	CFSI	Fanling	Hong Kong
Gold	CID000920	Heraeus Precious Metals GmbH & Co. KG	Heraeus Precious Metals GmbH & Co. KG	GERMANY	CFSI	Hanau	Hesse
Gold	CID000924	Ishifuku Metal Industry Co., Ltd.	Ishifuku Metal Industry Co., Ltd.	JAPAN	CFSI	Soka	Saitama
Gold	CID000927	Istanbul Gold Refinery	Istanbul Gold Refinery	TURKEY	CFSI	Kuyumcukent	Istanbul
Gold	CID000937	Japan Mint	Japan Mint	JAPAN	CFSI	Osaka	Kansai
Gold	CID000957	Johnson Matthey Inc.	Asahi Refining USA Inc.	UNITED STATES	CFSI	Salt Lake City	Utah

Gold	CID000969	Johnson Matthey Limited	Asahi Refining Canada Limited	CANADA	CFSI	Brampton	Ontario
Gold	CID000981	JSC Ekaterinburg Non-Ferrous Metal Processing Plant	JSC Ekaterinburg Non-Ferrous Metal Processing Plant	RUSSIAN FEDERATION	CFSI	Verkhnyaya Pyshma	Sverdlovsk
Gold	CID001032	JX Nippon Mining & Metals Co., Ltd.	JX Nippon Mining & Metals Co., Ltd.	JAPAN	CFSI	Ōita	Ōita
Gold	CID001078	Kazzinc	Kazzinc	KAZAKHSTAN	CFSI	Ust-Kamenogorsk	East Kazakhstan
Gold	CID001113	Kennecott Utah Copper LLC	Kennecott Utah Copper LLC	UNITED STATES	CFSI	Magna	Utah
Gold	CID001119	Kojima Chemicals Co., Ltd.	Kojima Chemicals Co., Ltd.	JAPAN	CFSI	Sayama	Saitama
Gold	CID001149	L' azurde Company For Jewelry	L' azurde Company For Jewelry	SAUDI ARABIA	CFSI	Riyadh	Riyadh Province
Gold	CID001152	LS-NIKKO Copper Inc.	LS-NIKKO Copper Inc.	KOREA, REPUBLIC OF	CFSI	Onsan-eup	Ulsan
Gold	CID001153	Materion	Materion	UNITED STATES	CFSI	Buffalo	New York
Gold	CID001157	Matsuda Sangyo Co., Ltd.	Matsuda Sangyo Co., Ltd.	JAPAN	CFSI	Iruma	Saitama
Gold	CID001161	Metalor Technologies (Hong Kong) Ltd.	Metalor Technologies (Hong Kong) Ltd.	CHINA	CFSI	Kwai Chung	Hong Kong
Gold	CID001188	Metalor Technologies (Singapore) Pte., Ltd.	Metalor Technologies (Singapore) Pte., Ltd.	SINGAPORE	CFSI	Tuas	Singapore
Gold	CID001193	Metalor Technologies SA	Metalor Technologies SA	SWITZERLAND	CFSI	Marin	Neuchâtel
Gold	CID001220	Metalor USA Refining Corporation	Metalor USA Refining Corporation	UNITED STATES	CFSI	North Attleboro	Massachusetts
Gold	CID001259	METALÚRGICA MET-MEX PEÑOLES, S.A. DE C.V	METALÚRGICA MET-MEX PEÑOLES, S.A. DE C.V	MEXICO	CFSI	Torreon	Coahuila
Gold	CID001322	Mitsubishi Materials Corporation	Mitsubishi Materials Corporation	JAPAN	CFSI	Naoshima	Kagawa
Gold	CID001325	Mitsui Mining and Smelting Co., Ltd.	Mitsui Mining and Smelting Co., Ltd.	JAPAN	CFSI	Takehara	Hiroshima

Gold	CID001326	Nadir Metal Rafineri San. Ve Tic. A.Ş.	Nadir Metal Rafineri San. Ve Tic. A.Ş.	TURKEY	CFSI	Bahçelievler	Istanbul
Gold	CID001352	Nihon Material Co., Ltd.	Nihon Material Co., Ltd.	JAPAN	CFSI	Noda	Chiba
Gold	CID001397	Ohio Precious Metals, LLC	Elemetal Refining, LLC	UNITED STATES	CFSI	Jackson	Ohio
Gold	CID001498	Ohura Precious Metal Industry Co., Ltd.	Ohura Precious Metal Industry Co., Ltd.	JAPAN	CFSI	Nara-shi	Nara
Gold	CID001512	OJSC "The Gulidov Krasnoyarsk Non-Ferrous Metals Plant" (OJSC Krastsvetmet)	OJSC “The Gulidov Krasnoyarsk Non-Ferrous Metals Plant” (OJSC Krastvetmet)	RUSSIAN FEDERATION	CFSI	Krasnoyarsk	Krasnoyarsk Krai
Gold	CID001534	PAMP SA	PAMP SA	SWITZERLAND	CFSI	Castel San Pietro	Ticino
Gold	CID001573	PT Aneka Tambang (Persero) Tbk	PT Aneka Tambang (Persero) Tbk	INDONESIA	CFSI	Jakarta	Java
Gold	CID001585	PX Précinox SA	PX Précinox SA	SWITZERLAND	CFSI	La Chaux-de-Fonds	Neuchâtel
Gold	CID001622	Rand Refinery (Pty) Ltd.	Rand Refinery (Pty) Ltd.	SOUTH AFRICA	CFSI	Germiston	Gauteng
Gold	CID001756	Royal Canadian Mint	Royal Canadian Mint	CANADA	CFSI	Ottawa	Ontario
Gold	CID001761	Schone Edelmetaal B.V.	Schone Edelmetaal B.V.	NETHERLANDS	CFSI	Amsterdam	North Holland
Gold	CID001798	SEMPSA Joyería Platería SA	SEMPSA Joyería Platería SA	SPAIN	CFSI	Madrid	Community of Madrid
Gold	CID001875	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	CHINA	CFSI	Zhaoyuan	Shandong
Gold	CID001916	SOE Shyolkovsky Factory of Secondary Precious Metals	SOE Shyolkovsky Factory of Secondary Precious Metals	RUSSIAN FEDERATION	CFSI	Shyolkovo	Moscow Region
Gold	CID001938	Solar Applied Materials Technology Corp.	Solar Applied Materials Technology Corp.	TAIWAN	CFSI	Tainan City	Taiwan
Gold	CID001977	Sumitomo Metal Mining Co., Ltd.	Sumitomo Metal Mining Co., Ltd.	JAPAN	CFSI	Saijo	Ehime
Gold	CID001980	Tanaka Kikinzoku Kogyo K.K.	Tanaka Kikinzoku Kogyo K.K.	JAPAN	CFSI	Hiratsuka	Kanagawa

Gold	CID001993	The Refinery of Shandong Gold Mining Co., Ltd.	The Refinery of Shandong Gold Mining Co., Ltd.	CHINA	CFSI	Laizhou	Yantai
Gold	CID002003	Tokuriki Honten Co., Ltd.	Tokuriki Honten Co., Ltd.	JAPAN	CFSI	Kuki	Saitama
Gold	CID002030	Umicore Brasil Ltda.	Umicore Brasil Ltda.	BRAZIL	CFSI	Guarulhos	São Paulo
Gold	CID002100	Umicore SA Business Unit Precious Metals Refining	Umicore SA Business Unit Precious Metals Refining	BELGIUM	CFSI	Hoboken	Antwerp
Gold	CID002129	United Precious Metal Refining, Inc.	United Precious Metal Refining, Inc.	UNITED STATES	CFSI	Alden	New York
Gold	CID002224	Valcambi SA	Valcambi SA	SWITZERLAND	CFSI	Balerna	Ticino
Gold	CID002314	Western Australian Mint trading as The Perth Mint	Western Australian Mint trading as The Perth Mint	AUSTRALIA	CFSI	Newburn	Western Australia
Gold	CID002510	YAMAMOTO PRECIOUS METAL CO., LTD.	Yamamoto Precious Metal Co., Ltd.	JAPAN	CFSI	Osaka	Kansai
Gold	CID000004	Yokohama Metal Co., Ltd.	Yokohama Metal Co., Ltd.	JAPAN	CFSI	Sagamihara	Kanagawa
Gold	CID000105	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	CHINA	CFSI	Sanmenxia	Henan
Gold	CID000218	Umicore Precious Metals Thailand	Umicore Precious Metals Thailand	THAILAND	CFSI	Dokmai	Pravet
Gold	CID000258	Republic Metals Corporation	Republic Metals Corporation	UNITED STATES	CFSI	Miami	Florida
Tungsten	CID000499	A.L.M.T. TUNGSTEN Corp.	A.L.M.T. TUNGSTEN Corp.	JAPAN	CFSI	Toyama City	Toyama
Tungsten	CID000568	Kennametal Huntsville	Kennametal Huntsville	UNITED STATES	CFSI	Huntsville	Alabama
Tungsten	CID000769	Guangdong Xianglu Tungsten Co., Ltd.	Guangdong Xianglu Tungsten Co., Ltd.	CHINA	CFSI	Chaozhou	Guangdong
Tungsten	CID000825	Chongyi Zhangyuan Tungsten Co., Ltd.	Chongyi Zhangyuan Tungsten Co., Ltd.	CHINA	CFSI	Ganzhou	Jiangxi

Tungsten	CID000875	Fujian Jinxin Tungsten Co., Ltd.	Fujian Jinxin Tungsten Co., Ltd.	CHINA	CFSI	Yanshi	Fujian
Tungsten	CID001889	Global Tungsten & Powders Corp.	Global Tungsten & Powders Corp.	UNITED STATES	CFSI	Towanda	Pennsylvania
Tungsten	CID002011	Hunan Chunchang Nonferrous Metals Co., Ltd.	Hunan Chunchang Nonferrous Metals Co., Ltd.	CHINA	CFSI	Hengyang	Hunan
Tungsten	CID002044	Japan New Metals Co., Ltd.	Japan New Metals Co., Ltd.	JAPAN	CFSI	Akita City	Akita
Tungsten	CID002082	Ganzhou Huaxing Tungsten Products Co., Ltd.	Ganzhou Huaxing Tungsten Products Co., Ltd.	CHINA	CFSI	Ganzhou	Jiangxi
Tungsten	CID002315	Tejing (Vietnam) Tungsten Co., Ltd.	Tejing (Vietnam) Tungsten Co., Ltd.	VIET NAM	CFSI	Halong City	TayNinh
Tungsten	CID002320	Vietnam Youngsun Tungsten Industry Co., Ltd.	Vietnam Youngsun Tungsten Industry Co., Ltd.	VIET NAM	CFSI	Halong City	Quang Ninh
Tungsten	CID002321	Wolfram Bergbau und Hütten AG	Wolfram Bergbau und Hütten AG	AUSTRIA	CFSI	St. Martin i-S	Styria
Tungsten	CID002494	Xiamen Tungsten Co., Ltd.	Xiamen Tungsten Co., Ltd.	CHINA	CFSI	Haicang	Xiamen
Tungsten	CID002513	Ganzhou Jiangwu Ferrotungsten Co., Ltd.	Ganzhou Jiangwu Ferrotungsten Co., Ltd.	CHINA	CFSI	Ganzhou	Jiangxi
Tungsten	CID002541	Xiamen Tungsten (H.C.) Co., Ltd.	Xiamen Tungsten (H.C.) Co., Ltd.	CHINA	CFSI	Xiamen	Xiamen
Tungsten	CID002542	Jiangxi Gan Bei Tungsten Co., Ltd.	Jiangxi Gan Bei Tungsten Co., Ltd.	CHINA	CFSI	Xiushui	Jiangxi
Tungsten	CID002543	Ganzhou Seadragon W & Mo Co., Ltd.	Ganzhou Seadragon W & Mo Co., Ltd.	CHINA	CFSI	Ganzhou	Jiangxi
Tungsten	CID002703	Chenzhou Diamond Tungsten Products Co., Ltd.	Chenzhou Diamond Tungsten Products Co., Ltd.	CHINA	CFSI	Chenzhou	Hunan
Tungsten	CID000313	H.C. Starck GmbH	H.C. Starck GmbH	GERMANY	CFSI	Goslar	Lower Saxony

Tungsten	CID000402	H.C. Starck Smelting GmbH & Co.KG	H.C. Starck Smelting GmbH & Co.KG	GERMANY	CFSI	Laufenburg	Baden-Württemberg
Tungsten	CID001424	Nui Phao H.C. Starck Tungsten Chemicals Manufacturing LLC	Nui Phao H.C. Starck Tungsten Chemicals Manufacturing LLC	VIET NAM	CFSI	Dai Tu	Thai Nguyen
Tin	CID002530	PT Timah (Persero) Tbk Mentok	PT Timah (Persero) Tbk Mentok	INDONESIA	CFSI	Mentok	Bangka
Tin	CID000307	PT Bukit Timah	PT Bukit Timah	INDONESIA	CFSI	Pangkal Pinang	Bangka
Tin	CID002479	PT Refined Bangka Tin	PT Refined Bangka Tin	INDONESIA	CFSI	Sungailiat	Bangka
Tin	CID000015	Thailand Smelting & Refining Co Ltd	Thaisarco	THAILAND	CFSI	Amphur Muang	Phuket
Gold	1GDM02265	Mitsubishi Materials Corporation	Mitsubishi Materials Corporation	JAPAN	CFSI	Naoshima	Kagawa
Tin	CID002560	PT Timah (Persero) Tbk Mentok	PT Timah (Persero) Tbk Mentok	INDONESIA	CFSI	Mentok	Bangka
Tin	CID000041	PT Bukit Timah	PT Bukit Timah	INDONESIA	CFSI	Pangkal Pinang	Bangka
Tin	CID000128	PT Refined Bangka Tin	PT Refined Bangka Tin	INDONESIA	CFSI	Sungailiat	Bangka
Tin	CID000180	Thailand Smelting & Refining Co Ltd	Thaisarco	THAILAND	CFSI	Amphur Muang	Phuket
Gold	CID000264	Aida Chemical Industries Co., Ltd.	Aida Chemical Industries Co., Ltd.	JAPAN	CFSI	Fuchu	Tokyo
Gold	CID000328	Allgemeine Gold-und Silberscheideanstalt A.G.	Allgemeine Gold-und Silberscheideanstalt A.G.	GERMANY	CFSI	Pforzheim	Baden-Württemberg
Gold	CID000343	AngloGold Ashanti Córrego do Sítio Mineração	AngloGold Ashanti Córrego do Sítio Mineração	BRAZIL	CFSI	Nova Lima	Minas Gerais
Gold	CID000362	Argor-Heraeus SA	Argor-Heraeus SA	SWITZERLAND	CFSI	Mendrisio	Ticino
Gold	CID000359	Asahi Pretec Corporation	Asahi Pretec Corporation	JAPAN	CFSI	Kobe	Hyogo
Gold	CID002561	Asahi Refining Canada Limited	Asahi Refining Canada Limited	CANADA	CFSI	Brampton	Ontario
Gold	CID002355	Asahi Refining USA Inc.	Asahi Refining USA Inc.	UNITED STATES	CFSI	Salt Lake City	Utah

Gold	CID002515	Asaka Riken Co., Ltd.	Asaka Riken Co., Ltd.	JAPAN	CFSI	Tamura	Fukushima
Gold	CID000522	Aurubis AG	Aurubis AG	GERMANY	CFSI	Hamburg	Hamburg State
Gold	CID002459	CCR Refinery - Glencore Canada Corporation	CCR Refinery - Glencore Canada Corporation	CANADA	CFSI	Montréal	Quebec
Gold	CID001909	Chimet S.p.A.	Chimet S.p.A.	ITALY	CFSI	Arezzo	Tuscany
Gold	CID002312	Dowa	Dowa	JAPAN	CFSI	Kosaka	Akita
Gold	CID000651	Eco-System Recycling Co., Ltd.	Eco-System Recycling Co., Ltd.	JAPAN	CFSI	Honjo	Saitama
Gold	CID000671	Elemetal Refining, LLC	Elemetal Refining, LLC	UNITED STATES	CFSI	Jackson	Ohio
Gold	CID000767	Heimerle + Meule GmbH	Heimerle + Meule GmbH	GERMANY	CFSI	Pforzheim	Baden-Württemberg
Gold	CID000778	Heraeus Ltd. Hong Kong	Heraeus Ltd. Hong Kong	CHINA	CFSI	Fanling	Hong Kong
Gold	CID000801	Heraeus Precious Metals GmbH & Co. KG	Heraeus Precious Metals GmbH & Co. KG	GERMANY	CFSI	Hanau	Hesse
Gold	CID000855	Ishifuku Metal Industry Co., Ltd.	Ishifuku Metal Industry Co., Ltd.	JAPAN	CFSI	Soka	Saitama
Gold	CID000929	JX Nippon Mining & Metals Co., Ltd.	JX Nippon Mining & Metals Co., Ltd.	JAPAN	CFSI	Ōita	Ōita
Gold	CID002563	Kennecott Utah Copper LLC	Kennecott Utah Copper LLC	UNITED STATES	CFSI	Magna	Utah
Gold	CID000956	Kojima Chemicals Co., Ltd.	Kojima Chemicals Co., Ltd.	JAPAN	CFSI	Sayama	Saitama
Gold	CID002511	LS-NIKKO Copper Inc.	LS-NIKKO Copper Inc.	KOREA, REPUBLIC OF	CFSI	Onsan-eup	Ulsan
Gold	CID000988	Materion	Materion	UNITED STATES	CFSI	Buffalo	New York
Gold	CID002605	Matsuda Sangyo Co., Ltd.	Matsuda Sangyo Co., Ltd.	JAPAN	CFSI	Iruma	Saitama
Gold	CID001029	Metalor Technologies (Hong Kong) Ltd.	Metalor Technologies (Hong Kong) Ltd.	CHINA	CFSI	Kwai Chung	Hong Kong
Gold	CID001056	Metalor Technologies SA	Metalor Technologies SA	SWITZERLAND	CFSI	Marin	Neuchâtel
Gold	CID001058	Metalor USA Refining Corporation	Metalor USA Refining Corporation	UNITED STATES	CFSI	North Attleboro	Massachusetts
Gold	CID001093	Mitsubishi Materials Corporation	Mitsubishi Materials Corporation	JAPAN	CFSI	Naoshima	Kagawa

Gold	CID001147	Mitsui Mining and Smelting Co., Ltd.	Mitsui Mining and Smelting Co., Ltd.	JAPAN	CFSI	Takehara	Hiroshima
Gold	CID002509	Nihon Material Co., Ltd.	Nihon Material Co., Ltd.	JAPAN	CFSI	Noda	Chiba
Gold	CID002282	Ohura Precious Metal Industry Co., Ltd.	Ohura Precious Metal Industry Co., Ltd.	JAPAN	CFSI	Nara-shi	Nara
Gold	CID001204	PAMP SA	PAMP SA	SWITZERLAND	CFSI	Castel San Pietro	Ticino
Gold	CID001236	Rand Refinery (Pty) Ltd.	Rand Refinery (Pty) Ltd.	SOUTH AFRICA	CFSI	Germiston	Gauteng
Gold	CID002779	Republic Metals Corporation	Republic Metals Corporation	UNITED STATES	CFSI	Miami	Florida
Gold	CID000493	Royal Canadian Mint	Royal Canadian Mint	CANADA	CFSI	Ottawa	Ontario
Gold	CID001362	SEMPSA Joyería Platería SA	SEMPSA Joyería Platería SA	SPAIN	CFSI	Madrid	Community of Madrid
Gold	CID001386	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	Shandong Zhaojin Gold & Silver Refinery Co., Ltd.	CHINA	CFSI	Zhaoyuan	Shandong
Gold	CID002582	Solar Applied Materials Technology Corp.	Solar Applied Materials Technology Corp.	TAIWAN	CFSI	Tainan City	Taiwan
Gold	CID002761	Sumitomo Metal Mining Co., Ltd.	Sumitomo Metal Mining Co., Ltd.	JAPAN	CFSI	Saijo	Ehime
Gold	CID001546	Tanaka Kikinzoku Kogyo K.K.	Tanaka Kikinzoku Kogyo K.K.	JAPAN	CFSI	Hiratsuka	Kanagawa
Gold	CID001555	The Refinery of Shandong Gold Mining Co., Ltd.	The Refinery of Shandong Gold Mining Co., Ltd.	CHINA	CFSI	Laizhou	Yantai
Gold	CID001562	Tokuriki Honten Co., Ltd.	Tokuriki Honten Co., Ltd.	JAPAN	CFSI	Kuki	Saitama
Gold	CID002777	Umicore SA Business Unit Precious Metals Refining	Umicore SA Business Unit Precious Metals Refining	BELGIUM	CFSI	Hoboken	Antwerp
Gold	CID001619	United Precious Metal Refining, Inc.	United Precious Metal Refining, Inc.	UNITED STATES	CFSI	Alden	New York
Gold	CID001736	Valcambi SA	Valcambi SA	SWITZERLAND	CFSI	Balerna	Ticino

Gold	CID002516	Western Australian Mint trading as The Perth Mint	Western Australian Mint trading as The Perth Mint	AUSTRALIA	CFSI	Newburn	Western Australia
Gold	CID001754	Yamamoto Precious Metal Co., Ltd.	Yamamoto Precious Metal Co., Ltd.	JAPAN	CFSI	Osaka	Kansai
Gold	CID002567	Yokohama Metal Co., Ltd.	Yokohama Metal Co., Ltd.	JAPAN	CFSI	Sagamihara	Kanagawa
Gold	CID002580	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	Zhongyuan Gold Smelter of Zhongjin Gold Corporation	CHINA	CFSI	Sanmenxia	Henan
Tantalum	CID001947	Changsha South Tantalum Niobium Co., Ltd.	Changsha South Tantalum Niobium Co., Ltd.	CHINA	CFSI	Changsha	Hunan
Tantalum	CID001955	F&X Electro-Materials Ltd.	F&X Electro-Materials Ltd.	CHINA	CFSI	Jiangmen	Guangdong
Tantalum	CID002778	Global Advanced Metals Boyertown	Global Advanced Metals Boyertown	UNITED STATES	CFSI	Boyertown	Pennsylvania
Tantalum	CID000197	H.C. Starck Co., Ltd.	H.C. Starck Co., Ltd.	THAILAND	CFSI	Map Ta Phut	Rayong
Tantalum	CID002243	H.C. Starck GmbH Goslar	H.C. Starck GmbH Goslar	GERMANY	CFSI	Goslar	Lower Saxony
Tantalum	3GDM02266	H.C. Starck GmbH Laufenburg	H.C. Starck GmbH Laufenburg	GERMANY	CFSI	Laufenburg	Baden-Württemberg
Tantalum	CID002504	H.C. Starck Hermsdorf GmbH	H.C. Starck Hermsdorf GmbH	GERMANY	CFSI	Hermsdorf	Thuringia
Tantalum	CID002505	H.C. Starck Inc.	H.C. Starck Inc.	UNITED STATES	CFSI	Newton	Massachusetts
Tantalum	3GDM02264	H.C. Starck Ltd.	H.C. Starck Ltd.	JAPAN	CFSI	Mito	Ibaraki
Tantalum	CID002512	H.C. Starck Smelting GmbH & Co.KG	H.C. Starck Smelting GmbH & Co.KG	GERMANY	CFSI	Laufenburg	Baden-Württemberg
Tantalum	CID002506	Jiujiang Tanbre Co., Ltd.	Jiujiang Tanbre Co., Ltd.	CHINA	CFSI	Jiujiang	Jiangxi
Tantalum	CID002539	Mitsui Mining & Smelting	Mitsui Mining & Smelting	JAPAN	CFSI	Omuta	Fukuoka
Tantalum	CID002568	Ningxia Orient Tantalum Industry Co., Ltd.	Ningxia Orient Tantalum Industry Co., Ltd.	CHINA	CFSI	Shizuishan City	Ningxia
Tantalum	CID000973	Plansee SE Liezen	Plansee SE Liezen	AUSTRIA	CFSI	Liezen	Styria

Tantalum	CID001163	Solikamsk Magnesium Works OAO	Solikamsk Magnesium Works OAO	RUSSIAN FEDERATION	CFSI	Solikamsk	Perm Krai
Tantalum	CID001508	Taki Chemicals	Taki Chemicals	JAPAN	CFSI	Harima	Hyogo
Tantalum	CID002707	Ulba Metallurgical Plant JSC	Ulba Metallurgical Plant JSC	KAZAKHSTAN	CFSI	Ust-Kamenogorsk	East Kazakhstan
Tin	CID002571	Alpha	Alpha	UNITED STATES	CFSI	Altoona	Pennsylvania
Tin	CID002508	An Vinh Joint Stock Mineral Processing Company	An Vinh Joint Stock Mineral Processing Company	VIET NAM	CFSI	Quy Hop	Nghe An
Tin	CID002307	China Tin Group Co., Ltd.	China Tin Group Co., Ltd.	CHINA	CFSI	Laibin	Guangxi
Tin	CID002825	Cooperativa Metalurgica de Rondônia Ltda.	Cooperativa Metalurgica de Rondônia Ltda.	BRAZIL	CFSI	Ariquemes	Rondonia
Tin	CID000278	CV Serumpun Sebalai	CV Serumpun Sebalai	INDONESIA	CFSI	Pangkalan	Bangka
Tin	CID002570	CV United Smelting	CV United Smelting	INDONESIA	CFSI	Pangkal Pinang	Bangka
Tin	CID002592	Dowa	Dowa	JAPAN	CFSI	Kosaka	Akita
Tin	CID000306	EM Vinto	EM Vinto	BOLIVIA	CFSI	Oruro	Cercado
Tin	CID002455	Fenix Metals	Fenix Metals	POLAND	CFSI	Chmielów	Subcarpathian Voivodeship
Tin	CID002572	Gejiu Non-Ferrous Metal Processing Co., Ltd.	Gejiu Non-Ferrous Metal Processing Co., Ltd.	CHINA	CFSI	Geiju	Yunnan
Tin	CID000448	Magnu's Minerais Metais e Ligas Ltda.	Magnu's Minerais Metais e Ligas Ltda.	BRAZIL	CFSI	São João del Rei	Minas Gerais
Tin	CID000466	Malaysia Smelting Corporation (MSC)	Malaysia Smelting Corporation (MSC)	MALAYSIA	CFSI	Butterworth	Penang
Tin	CID000942	Metallo-Chimique N.V.	Metallo-Chimique N.V.	BELGIUM	CFSI	Beerse	Antwerp
Tin	CID001908	Mineração Taboca S.A.	Mineração Taboca S.A.	BRAZIL	CFSI	Bairro Guarapiranga	São Paulo
Tin	CID000555	Minsur	Minsur	PERU	CFSI	Paracas	Ica
Tin	CID002844	Mitsubishi Materials Corporation	Mitsubishi Materials Corporation	JAPAN	CFSI	Asago	Hyogo
Tin	CID000760	O.M. Manufacturing Philippines, Inc.	O.M. Manufacturing Philippines, Inc.	PHILIPPINES	CFSI	Cavite Economic Zone	Rosario Cavite

Tin	CID000244	Operaciones Metalurgical S.A.	Operaciones Metalurgical S.A.	BOLIVIA	CFSI	Oruro	Cercado
Tin	CID001063	PT Aries Kencana Sejahtera	PT Aries Kencana Sejahtera	INDONESIA	CFSI	Kabupaten	Bangka
Tin	CID002500	PT Artha Cipta Langgeng	PT Artha Cipta Langgeng	INDONESIA	CFSI	Sungailiat	Bangka
Tin	CID001142	PT Babel Inti Perkasa	PT Babel Inti Perkasa	INDONESIA	CFSI	Lintang	Bangka
Tin	CID001231	PT Bangka Tin Industry	PT Bangka Tin Industry	INDONESIA	CFSI	Sungailiat	Bangka
Tin	CID002573	PT Belitung Industri Sejahtera	PT Belitung Industri Sejahtera	INDONESIA	CFSI	Kepulauan	Bangka
Tin	CID002507	PT BilliTin Makmur Lestari	PT BilliTin Makmur Lestari	INDONESIA	CFSI	Sungailiat	Bangka
Tin	CID001393	PT Bukit Timah	PT Bukit Timah	INDONESIA	CFSI	Pangkal Pinang	Bangka
Tin	CID002503	PT DS Jaya Abadi	PT DS Jaya Abadi	INDONESIA	CFSI	Pangkal Pinang	Bangka
Tin	CID001409	PT Eunindo Usaha Mandiri	PT Eunindo Usaha Mandiri	INDONESIA	CFSI	Karimun	Kepulauan Riau
Tin	CID002776	PT Inti Stania Prima	PT Inti Stania Prima	INDONESIA	CFSI	Sungailiat	Bangka
Tin	CID001416	PT Justindo	PT Justindo	INDONESIA	CFSI	Kabupaten	Bangka
Tin	CID002696	PT Mitra Stania Prima	PT Mitra Stania Prima	INDONESIA	CFSI	Sungailiat	Bangka
Tin	CID001442	PT Panca Mega Persada	PT Panca Mega Persada	INDONESIA	CFSI	Sungailiat	Bangka
Tin	CID001448	PT Prima Timah Utama	PT Prima Timah Utama	INDONESIA	CFSI	Kepulauan	Bangka
Tin	CID001486	PT Refined Bangka Tin	PT Refined Bangka Tin	INDONESIA	CFSI	Sungailiat	Bangka
Tin	CID001466	PT Sariwiguna Binasentosa	PT Sariwiguna Binasentosa	INDONESIA	CFSI	Pangkal Pinang	Bangka
Tin	CID002816	PT Stanindo Inti Perkasa	PT Stanindo Inti Perkasa	INDONESIA	CFSI	Pangkal Pinang	Bangka
Tin	CID001471	PT Timah (Persero) Tbk Kundur	PT Timah (Persero) Tbk Kundur	INDONESIA	CFSI	Kundur	Riau Islands
Tin	CID002478	PT Timah (Persero) Tbk Mentok	PT Timah (Persero) Tbk Mentok	INDONESIA	CFSI	Mentok	Bangka
Tin	CID001493	PT Tinindo Inter Nusa	PT Tinindo Inter Nusa	INDONESIA	CFSI	Pangkal Pinang	Bangka
Tin	CID002706	PT Wahana Perkit Jaya	PT Wahana Perkit Jaya	INDONESIA	CFSI	Topang Island	Riau Province
Tin	CID002574	Rui Da Hung	Rui Da Hung	TAIWAN	CFSI	Longtan Shiang Taoyuang	Taiwan
Tin	CID002015	Soft Metais Ltda.	Soft Metais Ltda.	BRAZIL	CFSI	Bebedouro	São Paulo

Tin	CID002502	Thaisarco	Thaisarco	THAILAND	CFSI	Amphur Muang	Phuket
Tin	CID002518	White Solder Metalurgia e Mineração Ltda.	White Solder Metalurgia e Mineração Ltda.	BRAZIL	CFSI	Ariquemes	Rondonia
Tin	CID000345	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	Yunnan Chengfeng Non-ferrous Metals Co., Ltd.	CHINA	CFSI	Geiju	Yunnan
Tin	CID002531	Yunnan Tin Group (Holding) Company Limited	Yunnan Tin Group (Holding) Company Limited	CHINA	CFSI	Geiju	Yunnan
Tungsten	CID000868	A.L.M.T. TUNGSTEN Corp.	A.L.M.T. TUNGSTEN Corp.	JAPAN	CFSI	Toyama City	Toyama
Tungsten	CID002536	Chongyi Zhangyuan Tungsten Co., Ltd.	Chongyi Zhangyuan Tungsten Co., Ltd.	CHINA	CFSI	Ganzhou	Jiangxi
Tungsten	CID000766	Ganzhou Huaxing Tungsten Products Co., Ltd.	Ganzhou Huaxing Tungsten Products Co., Ltd.	CHINA	CFSI	Ganzhou	Jiangxi
Tungsten	CID002579	Ganzhou Seadragon W & Mo Co., Ltd.	Ganzhou Seadragon W & Mo Co., Ltd.	CHINA	CFSI	Ganzhou	Jiangxi
Tungsten	CID002578	Global Tungsten & Powders Corp.	Global Tungsten & Powders Corp.	UNITED STATES	CFSI	Towanda	Pennsylvania
Tungsten	CID002649	Guangdong Xianglu Tungsten Co., Ltd.	Guangdong Xianglu Tungsten Co., Ltd.	CHINA	CFSI	Chaozhou	Guangdong
Tungsten	CID002551	H.C. Starck GmbH	H.C. Starck GmbH	GERMANY	CFSI	Goslar	Lower Saxony
Tungsten	CID002313	Hunan Chunchang Nonferrous Metals Co., Ltd.	Hunan Chunchang Nonferrous Metals Co., Ltd.	CHINA	CFSI	Hengyang	Hunan
Tungsten	CID002318	Japan New Metals Co., Ltd.	Japan New Metals Co., Ltd.	JAPAN	CFSI	Akita City	Akita
Tungsten	CID002317	Kennametal Huntsville	Kennametal Huntsville	UNITED STATES	CFSI	Huntsville	Alabama
Tungsten	CID002535	Tejing (Vietnam) Tungsten Co., Ltd.	Tejing (Vietnam) Tungsten Co., Ltd.	VIET NAM	CFSI	Halong City	TayNinh
Tungsten	CID002316	Wolfram Bergbau und Hütten AG	Wolfram Bergbau und Hütten AG	AUSTRIA	CFSI	St. Martin i-S	Styria

Tungsten	CID000966	Xiamen Tungsten (H.C.) Co., Ltd.	Xiamen Tungsten (H.C.) Co., Ltd.	CHINA	CFSI	Xiamen	Xiamen
Tungsten	CID002319	Xiamen Tungsten Co., Ltd.	Xiamen Tungsten Co., Ltd.	CHINA	CFSI	Haicang	Xiamen
Gold	CID002589	Advanced Chemical Company	Advanced Chemical Company	UNITED STATES	CFSI	Warwick	Rhode Island
Gold	CID002532	Aida Chemical Industries Co., Ltd.	Aida Chemical Industries Co., Ltd.	JAPAN	CFSI	Fuchu	Tokyo
Gold	CID002538	Aktyubinsk Copper Company TOO	Aktyubinsk Copper Company TOO	KAZAKHSTAN	CFSI	Aktyubinsk	Aktobe
Gold	CID002095	Al Etihad Gold Refinery DMCC	Al Etihad Gold Refinery DMCC	UNITED ARAB EMIRATES	CFSI	Dubai	Dubai
Gold	2GDM01231	Allgemeine Gold-und Silberscheideanstalt A.G.	Allgemeine Gold-und Silberscheideanstalt A.G.	GERMANY	CFSI	Pforzheim	Baden-Württemberg
Gold	1GDM02262	Almalyk Mining and Metallurgical Complex (AMMC)	Almalyk Mining and Metallurgical Complex (AMMC)	UZBEKISTAN	CFSI	Almalyk	Tashkent Province
Gold	1GDM02263	AngloGold Ashanti Córrego do Sítio Mineração	AngloGold Ashanti Córrego do Sítio Mineração	BRAZIL	CFSI	Nova Lima	Minas Gerais
Gold	2GDM00753	Argor-Heraeus SA	Argor-Heraeus SA	SWITZERLAND	CFSI	Mendrisio	Ticino
Gold	CID002851	Asahi Pretec Corporation	Asahi Pretec Corporation	JAPAN	CFSI	Kobe	Hyogo
Gold	CID002842	Asahi Refining Canada Limited	Asahi Refining Canada Limited	CANADA	CFSI	Brampton	Ontario
Gold	1GDM00085	Asahi Refining USA Inc.	Asahi Refining USA Inc.	UNITED STATES	CFSI	Salt Lake City	Utah
Gold	1GDM01082	Asaka Riken Co., Ltd.	Asaka Riken Co., Ltd.	JAPAN	CFSI	Tamura	Fukushima
Gold	1GDM00200	Atasay Kuyumculuk Sanayi Ve Ticaret A.S.	Atasay Kuyumculuk Sanayi Ve Ticaret A.S.	TURKEY	CFSI	Istanbul	Istanbul Province
Gold	1GDM01083	Aurubis AG	Aurubis AG	GERMANY	CFSI	Hamburg	Hamburg State
Gold	1GDM00288	Bangko Sentral ng Pilipinas (Central Bank of the Philippines)	Bangko Sentral ng Pilipinas (Central Bank of the Philippines)	PHILIPPINES	CFSI	Quezon City	Manila

Gold	1GDM00213	Boliden AB	Boliden AB	SWEDEN	CFSI	Skelleftehamn	Västerbotten
Gold	1GDM00061	C. Hafner GmbH + Co. KG	C. Hafner GmbH + Co. KG	GERMANY	CFSI	Pforzheim	Baden-Württemberg
Gold	1GDM00005	Caridad	Caridad	MEXICO	CFSI	Nacozari	Sonora
Gold	3GDM01093	CCR Refinery - Glencore Canada Corporation	CCR Refinery - Glencore Canada Corporation	CANADA	CFSI	Montréal	Quebec
Gold	CID002859	Cendres + Métaux SA	Cendres + Métaux SA	SWITZERLAND	CFSI	Biel-Bienne	Bern
Gold	CID000228	Chimet S.p.A.	Chimet S.p.A.	ITALY	CFSI	Arezzo	Tuscany
Gold	2GDM00391	Chugai Mining	Chugai Mining	JAPAN	CFSI	Chiyoda	Tokyo
Gold	2GDM00601	Daejin Indus Co., Ltd.	Daejin Indus Co., Ltd.	KOREA, REPUBLIC OF	CFSI	Namdong	Incheon
Gold	2GDM01084	Daye Non-Ferrous Metals Mining Ltd.	Daye Non-Ferrous Metals Mining Ltd.	CHINA	CFSI	Huangshi	Huabei
Gold	2GDM01230	DODUCO GmbH	DODUCO GmbH	GERMANY	CFSI	Pforzheim	Baden-Württemberg
Gold	2GDM01089	Dowa	Dowa	JAPAN	CFSI	Kosaka	Akita
Gold	2GDM01092	DSC (Do Sung Corporation)	DSC (Do Sung Corporation)	KOREA, REPUBLIC OF	CFSI	Gimpo	Gyeonggi
Gold	2GDM00584	Eco-System Recycling Co., Ltd.	Eco-System Recycling Co., Ltd.	JAPAN	CFSI	Honjo	Saitama
Gold	2GDM00315	Elemetal Refining, LLC	Elemetal Refining, LLC	UNITED STATES	CFSI	Jackson	Ohio
Gold	CID002587	Emirates Gold DMCC	Emirates Gold DMCC	UNITED ARAB EMIRATES	CFSI	Dubai	Dubai
Gold	CID002590	Faggi Enrico S.p.A.	Faggi Enrico S.p.A.	ITALY	CFSI	Sesto Fiorentino	Florence
Gold	CID002593	Fidelity Printers and Refiners Ltd.	Fidelity Printers and Refiners Ltd.	ZIMBABWE	CFSI	Msasa	Harare
Gold	CID002848	Gansu Seemine Material Hi-Tech Co., Ltd.	Gansu Seemine Material Hi-Tech Co., Ltd.	CHINA	CFSI	Lanzhou	Gansu
Gold	CID002849	Geib Refining Corporation	Geib Refining Corporation	UNITED STATES	CFSI	Warwick	Rhode Island
Gold	CID002829	Great Wall Precious Metals Co., Ltd. of CBPM	Great Wall Precious Metals Co., Ltd. of CBPM	CHINA	CFSI	Chengdu	Sichuan
Gold	CID002833	Guangdong Jinding Gold Limited	Guangdong Jinding Gold Limited	CHINA	CFSI	Guangzhou	Guangdong
Gold	CID002647	Guoda Safina High-Tech Environmental Refinery Co., Ltd.	Guoda Safina High-Tech Environmental Refinery Co., Ltd.	CHINA	CFSI	Zhaoyuan	Shandong

Gold	CID002845	Hangzhou Fuchunjiang Smelting Co., Ltd.	Hangzhou Fuchunjiang Smelting Co., Ltd.	CHINA	CFSI	Fuyang	Zhejiang
Gold	CID002815	Heimerle + Meule GmbH	Heimerle + Meule GmbH	GERMANY	CFSI	Pforzheim	Baden-Württemberg
Gold	CID002830	Heraeus Ltd. Hong Kong	Heraeus Ltd. Hong Kong	CHINA	CFSI	Fanling	Hong Kong
Gold	2GDM00332	Heraeus Precious Metals GmbH & Co. KG	Heraeus Precious Metals GmbH & Co. KG	GERMANY	CFSI	Hanau	Hesse
Gold	2GDM00600	Hunan Chenzhou Mining Co., Ltd.	Hunan Chenzhou Mining Co., Ltd.	CHINA	CFSI	Yuanling	Hunan
Gold	2GDM01273	Hwasung CJ Co., Ltd.	Hwasung CJ Co., Ltd.	KOREA, REPUBLIC OF	CFSI	Danwon	Gyeonggi
Gold	2GDM02251	Inner Mongolia Qiankun Gold and Silver Refinery Share Company Limited	Inner Mongolia Qiankun Gold and Silver Refinery Share Company Limited	CHINA	CFSI	Hohhot	Inner Mongolia
Gold	2GDM01088	Ishifuku Metal Industry Co., Ltd.	Ishifuku Metal Industry Co., Ltd.	JAPAN	CFSI	Soka	Saitama
Gold	4GDM01099	Istanbul Gold Refinery	Istanbul Gold Refinery	TURKEY	CFSI	Kuyumcukent	Istanbul
Gold	CID002863	Japan Mint	Japan Mint	JAPAN	CFSI	Osaka	Kansai
Gold	1GDM01381	Jiangxi Copper Company Limited	Jiangxi Copper Company Limited	CHINA	CFSI	Guixi City	Jiangxi
Gold	CID002290	JSC Ekaterinburg Non-Ferrous Metal Processing Plant	JSC Ekaterinburg Non-Ferrous Metal Processing Plant	RUSSIAN FEDERATION	CFSI	Verkhnyaya Pyshma	Sverdlovsk
Gold	1GDM00256	JSC Uralelectromed	JSC Uralelectromed	RUSSIAN FEDERATION	CFSI	Verkhnyaya Pyshma	Sverdlovsk
Gold	3GDM02216	JX Nippon Mining & Metals Co., Ltd.	JX Nippon Mining & Metals Co., Ltd.	JAPAN	CFSI	Ōita	Ōita
Gold	2GDM00702	Kaloti Precious Metals	Kaloti Precious Metals	UNITED ARAB EMIRATES	CFSI	Dubai	Dubai
Gold	2GDM01867	Kazakhmys Smelting LLC	Kazakhmys Smelting LLC	KAZAKHSTAN	CFSI	Balkhash	Karaganda Region
Gold	2GDM00713	Kazzinc	Kazzinc	KAZAKHSTAN	CFSI	Ust-Kamenogorsk	East Kazakhstan

Gold	2GDM02261	Kennecott Utah Copper LLC	Kennecott Utah Copper LLC	UNITED STATES	CFSI	Magna	Utah
Gold	CID002858	KGHM Polska Miedź Spółka Akcyjna	KGHM Polska Miedź Spółka Akcyjna	POLAND	CFSI	Lubin	Lower Silesian Voivodeship
Gold	2GDM00413	Kojima Chemicals Co., Ltd.	Kojima Chemicals Co., Ltd.	JAPAN	CFSI	Sayama	Saitama
Gold	2GDM01136	Korea Metal Co., Ltd.	Korea Metal Co., Ltd.	KOREA, REPUBLIC OF	CFSI	Nonhyeon	Seoul
Gold	2GDM00538	Korea Zinc Co. Ltd.	Korea Zinc Co. Ltd.	KOREA, REPUBLIC OF	CFSI	Gangnam	Seoul
Gold	2GDM00692	Kyrgyzaltyn JSC	Kyrgyzaltyn JSC	KYRGYZSTAN	CFSI	Bishkek	Chuy Province
Gold	2GDM00727	L' azurde Company For Jewelry	L' azurde Company For Jewelry	SAUDI ARABIA	CFSI	Riyadh	Riyadh Province
Gold	4GDM00858	Lingbao Gold Company Limited	Lingbao Gold Company Limited	CHINA	CFSI	Lingbao	Henan
Gold	CID002843	Lingbao Jinyuan Tonghui Refinery Co., Ltd.	Lingbao Jinyuan Tonghui Refinery Co., Ltd.	CHINA	CFSI	Lingbao	Henan
Gold	CID002827	LS-NIKKO Copper Inc.	LS-NIKKO Copper Inc.	KOREA, REPUBLIC OF	CFSI	Onsan-eup	Ulsan
Gold	4GDM02276	Luoyang Zijin Yinhui Gold Refinery Co., Ltd.	Luoyang Zijin Yinhui Gold Refinery Co., Ltd.	CHINA	CFSI	Luoyang	Henan
Gold	CID002850	Materion	Materion	UNITED STATES	CFSI	Buffalo	New York
Gold	CID002852	Matsuda Sangyo Co., Ltd.	Matsuda Sangyo Co., Ltd.	JAPAN	CFSI	Iruma	Saitama
Gold	CID002857	Metalor Technologies (Hong Kong) Ltd.	Metalor Technologies (Hong Kong) Ltd.	CHINA	CFSI	Kwai Chung	Hong Kong
Gold	CID002853	Metalor Technologies (Singapore) Pte., Ltd.	Metalor Technologies (Singapore) Pte., Ltd.	SINGAPORE	CFSI	Tuas	Singapore
Gold	CID002854	Metalor Technologies (Suzhou) Ltd.	Metalor Technologies (Suzhou) Ltd.	CHINA	CFSI	Suzhou Industrial Park	Jiangsu
Gold	CID002615	Metalor Technologies SA	Metalor Technologies SA	SWITZERLAND	CFSI	Marin	Neuchâtel
Gold	CID002847	Metalor USA Refining Corporation	Metalor USA Refining Corporation	UNITED STATES	CFSI	North Attleboro	Massachusetts

Gold	CID002757	METALÚRGICA MET-MEX PEÑOLES, S.A. DE C.V	METALÚRGICA MET-MEX PEÑOLES, S.A. DE C.V	MEXICO	CFSI	Torreon	Coahuila